UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 11, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.    Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Waypoint Sarasota Live Oak Owner, LLC

On October 11, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint Sarasota Live Oak Owner, LLC (“RSE Waypoint Controlled Subsidiary”), in which we have the right to receive a preferred economic return, in which no proceeds were transferred currently but with a deferred equity commitment of $4,600,000 (the “RSE Waypoint Controlled Subsidiary Investment”). The initial proceeds from the RSE Waypoint Controlled Subsidiary Investment, when funded by us (contingent upon Waypoint receiving all necessary permits), are anticipated to be used for the construction of a single stabilized multifamily property totaling 300 units located at 2401 Cattlemen Road, Sarasota, FL 34232 (the “RSE Waypoint Property”). The RSE Waypoint Controlled Subsidiary is anticipating redeeming the RSE Waypoint Controlled Subsidiary Investment via sale or refinance by April 11, 2021. The RSE Waypoint Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Waypoint Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint Residential is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S. Other than with regard to the RSE Waypoint Controlled Subsidiary, neither our Manager nor we are affiliated with Waypoint.

Pursuant to the agreements governing the RSE Waypoint Controlled Subsidiary Investment (the “RSE Waypoint Operative Agreements”), our consent is required for all major decisions regarding the RSE Waypoint Property. In addition, pursuant to the RSE Waypoint Operative Agreements, we are entitled to receive a minimum 11.0% per annum economic return on our RSE Waypoint Controlled Subsidiary Investment, comprised of 7.5% economic return paid on a current basis, with the remainder accruing until the RSE Waypoint Controlled Subsidiary Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the RSE Waypoint Controlled Subsidiary Investment, as well as approximately $25,000 in due diligence fees and third-party reimbursements, paid directly by the RSE Waypoint Controlled Subsidiary.

The RSE Waypoint Controlled Subsidiary is expected to redeem our RSE Waypoint Controlled Subsidiary Investment by April 11, 2021 (the “RSE Waypoint Redemption Date”). The RSE Waypoint Controlled Subsidiary does have the ability to extend the RSE Waypoint Redemption Date, with one eighteen-month extension subject to the following conditions: 1) all outstanding accrued preferred return must be paid, 2) the preferred return will increase to 12.0%, 3) we will sweep 100% of cash flow to pay the preferred return and pay down the RSE Waypoint Controlled Subsidiary Investment balance, 4) the RSE Waypoint Property’s NOI for the immediately preceding six (6) months, annualized, shall provide a debt yield of not less than 9.50%, and 5) an extension fee payment consisting of one-half percent (0.5%) of the funding provided must be paid. In the event that the RSE Waypoint Controlled Subsidiary Investment is not redeemed by the RSE Waypoint Redemption Date or is not extended by the RSE Waypoint Redemption Date, pursuant to the RSE Waypoint Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Waypoint Property outright. The RSE Waypoint Controlled Subsidiary may redeem our RSE Waypoint Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Waypoint Controlled Subsidiary Investment.

Simultaneous with the RSE Waypoint Controlled Subsidiary Investment, senior financing was provided through a $33,800,000 senior secured loan from Synovus Bank (the “RSE Waypoint Senior Loan”). The loan features a 3.5-year term, with a maturity date of April 11, 2021 and 3.5-years interest-only at a floating rate of 1-month LIBOR + 3.00%. The RSE Waypoint Senior Loan also features one, 18-month extension period. Aggregate with the RSE Waypoint Senior Loan, the RSE Waypoint Controlled Subsidiary Investment features a LTC of 69.4%, based on a $55,317,391 construction budget, with approximately $16.91 million of equity junior to the RSE Waypoint Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Waypoint Senior Loan plus the amount of the RSE Waypoint Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Waypoint Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties. Additionally, a third-party appraisal was received, and it concluded to an as-stabilized value of $65,000,000, which results in a loan-to-appraised value of 59.1%.

The property is expected to consist of six 4-story garden style apartment buildings and a clubhouse situated on 14.347 acres and will include 296,180 square feet of rentable area. The units are divided between one-bedroom, two-bedroom, and three-bedroom units. The property is planned to be a class A apartment complex with stainless steel appliances, granite countertops, 2” faux wood blinds, tile backsplashes in kitchens, 9’ ceilings, and full size in unit washer/dryers. Exterior amenities are expected to include a resort style pool, poolside grills/cabanas, a dog park, a business center, a clubhouse, a state of the art fitness center, and elevator access in all buildings.

The property is 7 miles from downtown Sarasota and is located along Cattlemen Road, a north-south commercial artery that runs parallel with I-75. The property is 1.1 miles from a Publix grocer and is 6 miles south of The Mall at University Town Center, an 880,000 square foot mall that is anchored by Saks Fifth Avenue, Macys, and Dillards.

The Sarasota market presents a strong opportunity arising from strong demographic growth and solid multifamily market fundamentals. Population growth has been growing at a rate that has been double that of the US average (33.6% from 2000 to 2016 in the Sarasota MSA compared to 14.8% for the US in the same time period). The property’s submarket reports an average vacancy of 3.6%. The property’s main stabilized competitors report vacancies of 6% or less.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 11, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 17, 2017